EXHIBIT (11)

THE PROCTER & GAMBLE COMPANY AND SUBSIDIARIES
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Computation of Earnings Per Share
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Amounts in millions except per share amounts

	Three Months Ended
	September 30
	2006	2005
BASIC NET EARNINGS PER SHARE
Net earnings	$2,698	$2,029
Preferred dividends, net of tax benefit	39	36
Net earnings available to common shareholders	$2,659	$1,993

Basic weighted average common shares outstanding	3,175.2	2,433.0

Basic net earnings per common share	$0.84	$0.82

DILUTED NET EARNINGS PER SHARE
Diluted net earnings	$2,698	$2,029

Basic weighted average common shares outstanding	3,175.2	2,433.0
Add potential effect of:
Conversion of preferred shares	151.5	155.5
Exercise of stock options and other Unvested Equity awards	86.6	61.2

Diluted weighted average common shares outstanding	3,413.3	2,649.7

Diluted net earnings per common share	$0.79	$0.77